SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PALADYNE CORP.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

696070101

(CUSIP Number)

Terrence J. Leifheit
1017 Wild Dunes Circle
Wilmington, North Carolina  28405

(888) 773-3501 x 6006

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 1, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box    

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 696070101			Page 1 of 7
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terrence J. Leifheit
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /X/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	8,200,000
		SHARED VOTING POWER	None
		SOLE DISPOSITIVE POWER	6,821,690
		SHARED DISPOSITIVE POWER	None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,200,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.2%
14.	TYPE OF REPORTING PERSON* IN

Item 1.           Security and Issuer.

        This report relates to shares of the common stock, $0.001 par value (the “Common Stock”), of Paladyne Corp., a Delaware corporation (the “Company”), including shares of Common Stock of the Company which may be acquired through the conversion of shares of Series B Convertible Preferred Stock, $.001 par value (the “Series B Preferred Stock”) into Common Stock and/or the exercise of warrants and/or options to purchase Common Stock of the Company. The principal executive offices of the Company are located at 610 Crescent Executive Court, Suite 124, Lake Mary, Florida 32746.

Item 2.           Identity and Background.

(a)	The "Reporting Person" is Terrence J. Leifheit ("Mr. Leifheit").
(b)	Mr. Leifheit's business address is 1650A Gum Branch Road, Jacksonville, North Carolina 28540.
(c)

Mr. Leifheit's present principal occupation is President and Chief Operating Officer of the Company, and Chief Operating Officer of e-commerce support systems, inc., a North Carolina corporation and, as a result of the merger described below in Item 3, a wholly-owned subsidiary of the Company (the "Subsidiary"). Mr. Leifheit is also a Director of both the Company and the Subsidiary. The principal business of the Subsidiary is providing electronic Customer Relations Management (CRM) solutions as an outsourcing option to e-commerce companies from its call center in Jacksonville, Florida. The address of the Company is set forth in Item 1 above, and the address of the Subsidiary is 1650A Gum Branch Road, Jacksonville, North Carolina 28540.

(d)	Mr. Leifheit has not been convicted in a criminal proceeding in the past five years (excluding traffic violations and similar misdemeanors).
(e)

Mr. Leifheit has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Leifheit is a United States citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

        The securities described in this report were issued in consideration of the merger between the Subsidiary and E-com Acquisition Corp., a North Carolina corporation and wholly-owned subsidiary of the Company (the “Acquisition Sub”), pursuant to an Agreement and Plan of Merger dated as of December 21, 2000, as amended (the “Merger Agreement”), whereby the Acquisition Sub was merged with and into the Subsidiary (the “Merger”). The aggregate merger consideration (the “Aggregate Merger Consideration”) to the Subsidiary’s shareholders consisted of shares of newly-created Series B Preferred Stock, Anti-Dilution Warrants and Performance Warrants (as discussed below), and the right to receive as antidilution protection additional shares of the Company’s Common Stock in conjunction with future sales of securities by the Company. Prior to the Merger, Mr. Leifheit was the principal stockholder of the Subsidiary.

        Upon the Merger, the Company issued 4,100,000 shares of Series B Preferred Stock, which when converted, will convert into 8,200,000 shares of Common Stock. Each share of Series B Preferred Stock votes on a two-for-one basis with the Common Stock on all matters (with a separate vote on matters directly affecting such Series), manditorily converts into two shares of Common Stock immediately following stockholder approval (the “Stockholder Approval”) of an increase in the number of authorized shares of Common Stock, will receive dividends declared on an as-converted basis with the Common Stock, and will have a liquidation preference of $5.00 per share.

        To protect against dilution to the Subsidiary’s former shareholders upon exercise of outstanding pre-Merger Paladyne options and warrants (the “Present Options/Warrants”), Paladyne granted to them Anti-Dilution Warrants to purchase 4,000,000 shares of Paladyne Common Stock at an exercise price of $1.146 per share (subject to adjustment), vesting as to six-tenths (0.6) of a share of Common Stock for each share of Common Stock issued upon the exercise of Present Options/Warrants, and expiring thirty (30) days after the later of (i) termination or exercise of all Present Options/Warrants, or (ii) notice from Paladyne as to the aggregate number of Present Options/Warrants that were exercised (the “Antidilution Warrants”).

        To give the Subsidiary’s former shareholders the opportunity to participate more directly in the future performance of Paladyne resulting from the acquired business of the Subsidiary, Paladyne granted to them Performance Warrants to purchase 500,000 shares of Paladyne Common Stock at an exercise price of $1.146 per share (subject to adjustment), exercisable for five years and vesting in 100,000 share tranches for each $20 million of net revenue increases, above $50 million annually, achieved in either year or both of the two (2) year periods ending January 31, 2002 and 2003 (the “Performance Warrants”). For the purpose of these awards, the measurement will be on a trailing 12-month basis, and with an acceptable gross margin (20% or greater) for each tranche to qualify.

         Mr. Leifheit personally owns 3,410,846 shares of Series B Preferred Stock, or 6,821,692 shares of Common Stock. Mr. Leifheit personally has Warrants to purchase 3,743,611 shares of Common Stock.

Item 4.           Purpose of the Transaction.

        (a)      Pursuant to the Merger Agreement, the Subsidiary’s former shareholders and/or employees, including Mr. Leifheit, may acquire additional securities of the Company upon exercise of the Anti-Dilution Warrants, Performance Warrants and/or Options as described above in Item 3.

        In the event that the Stockholder Approval is not obtained by July 2, 2001 (which date may be extended by reason of delays in obtaining certain historical financial information of the Subsidiary), then the holders of the Series B Preferred Stock, including Mr. Leifheit, would have rights to designate directors who would comprise a majority of the Board of Directors and would have a 100% increase in their liquidation preference, until the Stockholder Approval is obtained.

        In addition, upon Paladyne’s sale of its securities, until Paladyne receives $6.5 million in cash, the Subsidiary’s former shareholders, including Mr. Leifheit, will receive .95 of a share of Paladyne Common Stock for each whole share of Common Stock issued or issuable upon conversion, exercise, or exchange of derivative securities sold in such placements.

        Pursuant to a Registration Rights Agreement, Paladyne granted the Subsidiary’s shareholders, including Mr. Leifheit, one demand right together with piggyback rights to register under the Securities Act of 1933 the Common Stock underlying the securities comprising the Aggregate Merger Consideration. Paladyne would bear the related registration expenses and be subject to certain penalties should the demand registration not become effective within a prescribed time period.

        Pursuant to an Indemnification Escrow Agreement, Mr. Leifheit, the principal shareholder of the Subsidiary, and another shareholder of the Subsidiary, delivered into escrow securities representing approximately 25% of the Aggregate Merger Consideration as security for indemnification claims Paladyne may have under the Merger Agreement. The Company also agreed to reserve a number of shares of its Common Stock equal to 25% of the aggregate number of shares of Common Stock underlying the securities issued to the Subsidiary’s shareholders as a part of the Aggregate Merger Consideration to secure its indemnification obligations to the Subsidiary’s former shareholders.

        Pursuant to a Lock-Up Agreement, Mr. Leifheit agreed not to publicly sell any of their Paladyne securities for a period of two years from the February 1, 2001 closing date, excluding the sale by each person of up to 10% of his fully diluted holdings on an annual basis, pursuant to a Lock-Up Agreement.

        Pursuant to a Voting Trust Agreement, Mr. Leifheit is the Voting Trustee of a Voting Trust with the sole power to vote 689,154 shares of Series B Preferred Stock issued to all of the Subsidiary’s former shareholders (other than Mr. Leifheit) as a result of the Merger. Mr. Leifheit is also the father of three of the Subsidiary’s former shareholders whose shares are included in the Voting Trust. If warrants are exercised by these former shareholders then these shares are to be added to the Voting Trust.

         (b)     Not applicable.

        (c)      Immediately prior to the Merger, the Subsidiary purchased from Gibralter Publishing, Inc., a North Carolina corporation (“Gibralter”) of which Mr. Leifheit is a principal shareholder, all of the tangible and intangible assets used in the Subsidiary’s call center operations, subject to related liabilities, pursuant to an Option Agreement as amended. Prior to the Merger, Gibralter had been operating the call center on behalf of the Subsidiary. The purchase price for these assets was $5 million, which is payable by the Subsidiary pursuant to two promissory notes issued to Gibralter, by one note for $1,500,000, repayable in five monthly principal installments of $25,000 commencing March 1, 2001, with the balance due on July 31, 2001, and the second note for $3,500,000, repayable in equal quarterly principal payments through January 1, 2004. Both notes bear interest at 10% per annum, are secured by the purchased assets and are guaranteed by Paladyne.

        A portion of these assets used by the Subsidiary in its call center operations consists of equipment which is leased by Gibralter pursuant to various equipment leases. Pending the receipt by Gibralter of lessor consents to the assignments of these leases to the Subsidiary, and in accordance with an Equipment Use Agreement entered into by Gibralter and the Subsidiary, Gibralter has granted to the Subsidiary the right to possess and use the equipment and the Subsidiary has agreed to assume and pay to the lessors the payments to be made by Gibralter pursuant to the leases.

        Under the terms of the Merger, should the Subsidiary default or otherwise fail to satisfy all of its obligations under the terms and conditions of the $1,500,000 promissory note on the maturity date thereof, including, without limitation, failure to make full payment of outstanding principal and accrued and unpaid interest when due under the terms and conditions of such note, then unless Paladyne shall have satisfied all of the Subsidiary’s liabilities and obligations under the $1,500,000 note on or before the maturity date thereof, legal title to the assets shall immediately revert to Gibralter.

        (d)      At a Paladyne Board of Directors meeting held on February 1, 2001, following the closing of the Merger, the Board (i) authorized an increase in the number of directors to nine from seven (subject to a reduction back to seven as of February 15, 2001 when resignations of two current directors become effective) , (ii) elected Mr. Leifheit and William E. Willis Jr. to fill the newly created vacancies as Class II and Class I directors, respectively, (iii) elected as new officers Mr. Leifheit as President and Chief Operating Officer, Ronald L. Weindruch, who was President, became Executive Vice President, and Clifford A. Clark as Acting Chief Financial Officer, and (iv) added Mr. Willis to the Compensation Committee.

        Paladyne has agreed to call a meeting of stockholders for the purpose of obtaining Stockholder Approval to electing directors, increasing the number of authorized shares of Common Stock in order to have sufficient shares available for issuance upon conversion or exercise of the Merger Consideration, stock options and other corporate needs, and increasing the number of shares of Common Stock underlying the 1999 Stock Option Plan. Pursuant to the Merger Agreement, in the event the Stockholder Approval is not obtained by July 2, 2001 (which date may be extended), then the holders of the Series B Preferred Stock would be entitled to certain additional rights described above in paragraph (a) of this Item 4.

        (e)      Pursuant to the Merger Agreement, the Subsidiary’s former shareholders and/or employees, including Mr. Leifheit, may acquire additional securities of the Company upon exercise of the Anti-Dilution Warrants, Performance Warrants and/or Options as described in Item 3 above.

        Paladyne has agreed to call a meeting of its stockholders to, among other things, authorize the issuance of additional shares of Common Stock as described above in paragraph (d) of this Item 4.

        (f)      As a result of the Merger, the Company has acquired the Subsidiary, the principal business of which is described above in Item 2(c).

        (g)      Pursuant to the Merger Agreement, in the event that the Stockholder Approval is not obtained by July 2, 2001 (which date may be extended), then the holders of the Series B Preferred Stock, including Mr. Leifheit, would be entitled to certain additional rights described above in paragraph (a) of this Item 4.

        In addition, upon the Company’s sale of its securities, the Subsidiary’s former shareholders, may receive addition shares of the Company’s Common Stock as described above in paragraph (a) of this Item 4.

         (h)  -   (j)     Not applicable.

Item 5.            Interest in Securities of the Issuer.

        (a)      and (b) Terrence Leifheit beneficially owns (through ownership of Series B Preferred Stock and Warrants) 6,821,690 shares of Common Stock of the Company, or 40.9% of the issued and outstanding shares of Common Stock of the Company of which he has the sole power to dispose. Mr. Leifheit has sole power to vote 8,200,000 shares of Common Stock, 6,821,690 of which shares are held by Mr. Leifheit directly, and 1,378,310 of which shares are held in the Voting Trust of which Mr. Leifheit is the Voting Trustee as described above in Item 4. Mr. Leifheit has sole power to dispose of 6,821,690 shares of Common Stock. In addition, Mr. Leifheit has Warrants to purchase 3,743,611 shares of Common Stock and options to purchase 200,000 shares of Common Stock.

         (c)     Not applicable.

        (d)      Other than as described under Item 5 (a and b) above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

         (e)     Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Leifheit is the Voting Trustee of a Voting Trust as described in Item 4(a) above.

Item 7.            Material to be Filed as Exhibits.

        * All documents are dated as of February 1, 2001 unless otherwise indicated.

Exhibit	Document
Exhibit A	Registration Rights Agreement (incorporated by referenced to Exhibit 4.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit B	Form of Anti-Dilution Warrant (incorporated by referenced to Exhibit 4.2 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit C	Form of Parent Performance Warrant (incorporated by referenced to Exhibit 4.3 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit D	Agreement and Plan of Merger, dated as of December 20, 2000, (incorporated by referenced to Exhibit 10.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)

Exhibit	Document
Exhibit E	Amendment to Agreement and Plan of Merger (incorporated by referenced to Exhibit 10.1.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit F	Indemnification Escrow Agreement (incorporated by referenced to Exhibit 10.2 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit G	Form of Lock-Up Agreement (incorporated by referenced to Exhibit 10.3 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit H	Form of Voting Trust Agreement
Exhibit I	Gibralter Option Agreement (incorporated by referenced to Exhibit 10.4.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit J	First Amendment to Gibralter Option Agreement (incorporated by referenced to Exhibit 10.4.2 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit K	Promissory Note A (incorporated by referenced to Exhibit 10.4.4 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit L	Promissory Note B (incorporated by referenced to Exhibit 10.4.5 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit M	Gibralter Equipment Use Agreement (incorporated by referenced to Exhibit 10.4.9 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)
Exhibit N	Employment Agreement (incorporated by referenced to Exhibit 10.7 of the Company’s Form 8-K filed with the Securities and Exchange Commission on February 8, 2001)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 12th day of February, 2001.

/s/ Terence J. Leifheit Terrence J. Leifheit

Exhibit H - Form of Voting Trust Agreement

VOTING TRUST AGREEMENT

        THIS VOTING TRUST AGREEMENT (the “Agreement”) is made and entered into effective as of the first (1st) day of February, 2001, between each of the individuals whose names are set forth on the signature pages to this Agreement, (each a “Holder,” and collectively, the “Holders”), and the person acting as trustee under this Agreement, initially indicated by the individual signing as trustee on the signature page hereto (“Trustee”). For all purposes of this Agreement, any holder of the capital stock of Paladyne Corp., a Delaware corporation (“Paladyne”), who at any time executes a counterpart of this Agreement shall be deemed to be a Holder hereunder.

R E C  I T A L S:

        WHEREAS, Paladyne and e-commerce support centers, inc., a North Carolina corporation (“e-com”) are simultaneously closing an Agreement and Plan of Merger by and among Paladyne, E-Com Acquisition Corp., a North Carolina corporation and wholly-owned subsidiary of Paladyne (the “Acquisition Sub”), and e-com, dated as of December 21, 2001 (the “Merger Agreement”), whereby the Acquisition Sub is merging with and into e-com (the “Merger”); and

        WHEREAS, in connection with the Merger and pursuant to the Merger Agreement, the Holder is to become the owner and holder of the number of shares of Paladyne (the “Shares”) set forth below on the signature page hereto; and

        WHEREAS, each of the Holders desire to appoint the Trustee to act as his or her representative and attorney-in-fact in connection with, among other things, the Merger Agreement and this Agreement.

        NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the parties, intending to be legally bound, hereby agree as follows:

Statement of Agreement

        1.        NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements herein contained and the transactions contemplated hereby and thereby, the parties hereby covenant and agree as follows:

        2.        Transfer. The Holder hereby deposits the Shares into the voting trust hereby created (the “Voting Trust”) and assigns the Shares to the Trustee, to be held by the Trustee under the terms and conditions of this Agreement. The Holder shall direct and authorize Paladyne to transfer the Shares to the Trustee on the books of Paladyne. The parties hereby agree to execute and deliver such documents as Paladyne may reasonably request to effectuate such transaction. The parties hereto acknowledge that the Voting Trust shall apply during its term to all securities of Paladyne (or any successor company to Paladyne) received by the Holder (or any transferee of the Holder) whether by conversion, dividend, stock split, merger, share exchange, liquidation or otherwise. The parties further agree that any cash or other property (other than securities of Paladyne or any successor company to Paladyne) received in any such conversion or otherwise for the Shares shall be distributed by the Trustee to the valid holders of Voting Trust Certificates according to the interest represented by such certificates.

        3.      Voting Trust Certificates. The Trustee will issue to Holder a Voting Trust Certificate evidencing beneficial ownership of the Shares held by the Trustee and indicating via legends any restrictions placed upon the Voting Trust Certificates by this Agreement. Each Voting Trust Certificate shall state the number of Shares evidenced by the Voting Trust Certificate on the date of issuance of the Voting Trust Certificates.

         4.     Transfer of Voting Trust Certificates.

(a) Subject to applicable securities laws and without the consent of the Trustee, Holder may transfer its Voting Trust Certificates to its family members, a trust for the benefit of such family members, or such family members’ executors, administrators, legatees or beneficiaries. No other transfers of Voting Trust Certificates may be made without the prior written consent of the Trustee.

(b) Each Transferee and transferee of a Transferee shall be bound be the terms of this Agreement whether or not such Transferee or transferee has executed a counterpart or joinder to this Agreement. To the extent permitted hereunder, any such transfer of Voting Trust Certificates and any subsequent transfers shall be made only on the books of the voting trust kept by the Trustee by the record holder thereof or by his legal representative, who shall furnish the Trustee with proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Trustee, and on surrender for cancellation of the Voting Trust Certificate.

         5.     Release of the Shares. Subject to applicable securities laws, all or any portion of the Shares will be released from the Voting Trust:

(a) Upon receipt of written confirmation satisfactory to the Trustee that said Shares have been sold in a “Brokers’ Transaction” (as such term is defined by Rule 144(g) of the General Rules and Regulations Under the Securities Act of 1933, in a public sale effectuated via a national securities exchange or automated quotation service, including without limitation, the OTC Bulletin Board®; or

(b) With the consent of the Trustee, in his sole discretion, upon receipt of written confirmation satisfactory to the Trustee that said Shares have been sold in a transaction other than a “Broker’s Transaction.”

                 6.     Term.

(a) This Agreement will terminate on the first to occur of (i) February 1, 2010; (ii) consent of the Trustee; or (iii) dissolution of Paladyne.

(b) Upon termination all right, title and interest in the Shares shall be distributed to the valid holders of Voting Trust Certificates according to the interest represented by such certificates.

               7.     Rights and Duties of Trustee.

(a) The Trustee will have full power to vote, consent, and otherwise exercise all the voting rights in respect of the Shares held by him hereunder as the Trustee, in its sole discretion, deems advisable.

(b) The Holder further authorizes the Trustee to have the full power to act on behalf of the Holder (or any Transferee or transferee of a Transferee) to exercise the Holder’s (or any such transferee’s) rights under the Merger Agreement, the Registration Rights Agreement, dated as of February 1, 2001, among Paladyne and the individuals whose names are set forth on the signature pages thereto (the “Registration Rights Agreement”), and any other agreement that Holder and Paladyne have entered into or that the Trustee and Paladyne may enter into from time to time in connection with the Shares (the “Other Paladyne Agreements”), including providing its consent to, amending, waiving or otherwise acting on any and all matters arising under the Merger Agreement, Registration Rights Agreement, and/or the Other Paladyne Agreements.

(c) The Trustee will not be liable for any act or failure to act arising hereunder.

        8.      Dividends. The holders of the Voting Trust Certificates will be entitled to receive any dividends (other than dividends of securities of Paladyne or any successor company to Paladyne) paid on the shares represented by their Voting Trust Certificates. The Trustee shall direct Paladyne to make payment or delivery of any such dividends directly to the holders of the Voting Trust Certificates.

        9.      Securities Dividends. If Paladyne pays a dividend by delivery to the Trustee of securities of Paladyne or any successor company to Paladyne, the Trustee shall retain and hold any such securities as Trustee pursuant to the terms of this Agreement and will deliver to the holders of the Voting Trust Certificates additional Voting Trust Certificates representing such securities.

        10.      Successor Trustee. The Trustee may not be removed for any reason. The Trustee may resign at any time by written notice to the registered holders of Voting Trust Certificates and may select a successor Trustee. The Trustee may give any person or entity a proxy to vote the Shares, which proxy shall terminate not later than termination of this Agreement. Any such proxy must be in writing signed by the Trustee. Upon the resignation of Trustee if Trustee does not appoint a successor Trustee or the death or disability of the Trustee, if the trustee is a person, or the dissolution, sale of all or substantially all of the assets, acquisition or merger (provided that immediately after such merger or acquisition, the stockholders of Holder immediately preceding such merger or acquisition have less than fifty (50%) of the voting power of the merged or acquiring entity) of Trustee, if Trustee is a corporation, holders of a majority of the Voting Trust Certificates may select a successor Trustee. The Trustee and its successors as Trustee may act as Trustee hereunder whether or not it is also a stockholder of the Company or holder of Voting Trust Certificates hereunder.

        11.      Notices. Any and all notices, requests, demands or other communications provided for hereunder shall be given in writing and shall be deemed to have been given (a) when received, if delivered in person, (b) one business day after deposit with an overnight delivery service, addressed as set forth on the signature page hereof or addressed to a valid address supplied by a party to the other parties, or (c) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, addressed as set forth on the signature page hereof or addressed to a valid address supplied by a party to the other parties.

         12.     Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective devisees, legatees, heirs, successors, administrators, executors, personal representatives, and assigns.

         13.     Governing Law. This Agreement shall be subject to and governed by the laws of the State of North Carolina.

         14.     Prior Agreements. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof, and all other prior Agreements are terminated.

         15.     Amendment. This Agreement may not be amended except with the written approval of (i) holders of a majority of the shares of the Voting Trust represented by the Voting Trust Certificates and (ii) Trustee unless otherwise provided herein.

         16.     Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

        IN WITNESS WHEREOF, the parties have signed this Agreement as of the date set forth above.

TRUSTEE

Terrence J. Leifheit

HOLDER	NO. OF SHARES HELD	CLASS OF SHARES
WILLIAM J. HADEL	277,500	Preferred Series B
JAN E. KASTER	65,000	Preferred Series B
ROBERT W. HORNBUCKLE	65,000	Preferred Series B
JAMES A. RAPP	40,000	Preferred Series B
CLIFFORD A. CLARK	70,000	Preferred Series B
DARLENE H. CALEY	3,940	Preferred Series B
ROBERT D. BLACK	1,846	Preferred Series B
MICAH G. SAMPSON	369	Preferred Series B
YVONNE C. GUY	2,500	Preferred Series B
STANLEY N. WALKER	1,500	Preferred Series B
MELANIE E. BOLES	1,750	Preferred Series B
CARMEN TODD	2,000	Preferred Series B
ANDREA L. SHIRLEY	2,250	Preferred Series B

DANIEL C. MCDANIEL	500	Preferred Series B
KAYE J. GREENE	500	Preferred Series B
EUGENE D. CHRAPOWITZKY	500	Preferred Series B
BARBARA M. BOTTONE	500	Preferred Series B
YASMINE M. KLETTER	500	Preferred Series B
HEATHER L. PITTS	500	Preferred Series B
LIZA R. BLASKE	500	Preferred Series B
ROXANA M. OLWINL	500	Preferred Series B
DONALD R. DEMPSEY JR.	500	Preferred Series B
LISA M. SHUFFLEBARGER	500	Preferred Series B
KRISTOPHER D. SWEDBERG	500	Preferred Series B
CLIFFORD A. CLARK, as Custodian for T.J. Leifheit under the NCUTMA	50,000	Preferred Series B
CLIFFORD A. CLARK, as Custodian for Eric Leifheit under the NCUTMA	50,000	Preferred Series B
CLIFFORD A. CLARK, as Custodian for Alex Leifheit under the NCUTMA	50,000	Preferred Series B